

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 21, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.125% Perpetual Subordinated Notes of BIP Bermuda Holdings I Limited, guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, and BIPC Holdings Inc., under the Exchange Act of 1934.

Sincerely,

Bev Sanyn